UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GENERATION ZERO GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

37148T101

(CUSIP Number)

Cynthia S. White

13363 Providence Road, #235, Weddington, NC  28104

Telephone: (470) 809-0707

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Cynthia S. White

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power (see Item 3 and Item 5 below) 2,498,977 shares of Common Stock

Number of Shares Beneficially Owned by Each Reporting Person With

| 8 | Shared Voting Power 0 shares of Common Stock
| 9 | Sole Dispositive Power 2,498,977 shares of Common Stock

| 10 | Shared Dispositive Power
0 shares of Common Stock

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
2,542,328 shares of Common Stock (Includes 52,351 shares held by the spouse of the Reporting Person, which the Reporting Person is deemed to beneficially own)

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
5.02% of the outstanding Common Stock (based on 50,674,195 shares of issued stock)

| 14 |	Type of Reporting Person
IN

EXPLANATORY NOTE:  This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2014, by Cynthia S. White (the “Reporting Person”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.  Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein

Item 5. Interest in Securities of the Issuer

(a)

Ms. White beneficially owns 2,551,328 shares of common stock (which includes 52,351 shares held by her husband which shares Ms. White is deemed to beneficially own). The common stock represents 5.02% of the outstanding common stock of the Issuer based on 50,674,195 shares issued and outstanding as of the date of this filing.

(b)

Ms. White holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 2,498,977 shares of common stock, representing 4.91% of the outstanding common stock of the Issuer. Ms. White is also deemed to beneficially own 52,351 shares of common stock held by her husband.

(c)	N/A.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock beneficially owned by Ms. White.

(e)	N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2015

By:	/s/ Cynthia S. White
Cynthia S. White